Dreyfus Premier Equity Funds, Inc.
200 Park Avenue
New York, New York 10166

January 5, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: John C. Grzeskiewicz, Esq.

Re: Dreyfus Premier Equity Funds, Inc.
Request for Withdrawal of Post-Effective Amendment to
Registration Statement on Form N-1A (File Nos. 2-30806; 811-02488)

Ladies and Gentlemen:

On October 19, 2004, Dreyfus Premier Equity Funds, Inc. (the "Fund") filed Post-Effective Amendment No. 76 to the Fund's Registration Statement on Form N-1A (the "Amendment") to add a new series of the Fund, Dreyfus Premier Real Return Fund (the "Series"). The Fund has determined not to proceed with the new Series, and no securities were sold in connection with the proposed offering. Accordingly, pursuant to Rule 477 under the Securities Act of 1933, as amended, the Fund hereby requests the withdrawal of the Amendment.

Sincerely,

DREYFUS PREMIER EQUITY FUNDS, INC.

By: /s/ Michael A. Rosenberg
       Name: Michael A. Rosenberg
       Title: Secretary